Paul Dudek

3-2

GREAT-WEST
LIFECO INC.

SUPPL

August 26, 2003


SEC MAIL PROCESSING
RECEIVED
AUG 2 7 2003
WASH. D.C.
188
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549


03029583

Dear Sirs:

**RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728**

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents that were mailed on August 22, 2003 to the Corporation's registered shareholders of the 7.75% Non-Cumulative First Preferred Series C Shares:

- Confirmation of mailing to the Shareholders by Computershare Trust Company of Canada;
- Notice of Redemption;
- Letter to Shareholders;
- Letter of Transmittal.

PROCESSED
SEP 04 2003
THOMSON
FINANCIAL

Please contact me directly at (204) 946-8682 if you have any questions.

Sincerely,

Laurie Speers
Assistant Corporate Secretary

8/28

LAS:cn
Encl.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

A member of the Power Financial Corporation group of companies.

82-34728

Investor Services



August 22, 2003

To: Whom It May Concern

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-564-6253
Facsimile 1-888-453-0330
caregistryinfo@computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

Dear Sirs:

Subject: Great-West Lifeco Inc

We confirm that the following English material was sent by pre-paid mail on August 22, 2003 to the registered shareholders of 7.75% Non-Cumulative First Preferred Series C Shares of the subject corporation:

1. Notice of Redemption
2. Letter
3. Letter of Transmittal
4. Return Envelope

We further confirm that copies of the above mentioned material, were sent by courier on August 22, 2003 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to current securities legislation requirements regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

Signed
Leigh Micetic
Assistant Relationship Manager
Corporate Actions
(416) 263-9418 (416) 263-9379 Fax

82-34728

GREAT-WEST LIFECO INC.

NOTICE OF REDEMPTION

RE: REDEMPTION OF ALL NON-CUMULATIVE FIRST PREFERRED SHARES, SERIES C

NOTICE IS HEREBY GIVEN THAT:

1. In accordance with the Rights, Privileges, Restrictions and Conditions attaching to the Non-Cumulative First Preferred Shares, Series C (the "***Series C Preferred Shares***") of Great-West Lifeco Inc. (the "***Corporation***"), the Corporation will redeem all of your Series C Preferred Shares on September 30, 2003 (the "***Redemption Date***"), at a price of $25.50 per share plus an amount equal to all declared and unpaid dividends thereon up to but excluding the Redemption Date (the "***Redemption Price***").

2. Computershare Trust Company of Canada ("***Computershare***"), the Registrar and Transfer Agent for the Series C Preferred Shares, will act as agent for the Corporation in relation to this redemption.

   You should mail or present in person to the appropriate address of Computershare set forth in the enclosed Letter of Transmittal, a signed copy of the Letter of Transmittal together with the share certificate(s) representing your Series C Preferred Shares.

   The method of delivery of the Letter of Transmittal and your share certificate(s) to Computershare is at your election and risk, but if delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

3. Payment of the Redemption Price (less any tax required to be deducted and withheld by the Corporation) will be made on or after the Redemption Date upon presentation and surrender at the said office of Computershare of the certificate(s) representing your Series C Preferred Shares. Such payment will be made by cheque issued by Computershare in the name specified by you in the enclosed Letter of Transmittal and will be mailed by Computershare to the address specified by you in the enclosed Letter of Transmittal or, if no such name or address is specified, then in the name and to the address of the registered holder as they appear on the books of the Corporation. The mailing by Computershare of a cheque in the amount of the Redemption Price shall constitute payment of the Redemption Price by the Corporation.

   A separate cheque for the dividend payable on September 30, 2003 will be mailed to you by Computershare prior to September 30, 2003.

   From and after the Redemption Date, the Series C Preferred Shares registered in your name shall be deemed to be redeemed and you shall cease to be entitled to dividends or to exercise any other rights of a holder of Series C Preferred Shares, unless payment of the Redemption Price is not made upon presentation and surrender of the share certificate(s) in which case your rights shall remain unimpaired.

DATED at Winnipeg this 20th day of August, 2003.

GREAT-WEST LIFECO INC.

Per:________________________

W.W. Lovatt,
Vice-President, Finance, Canada

82-34728

GREAT-WEST
LIFECO INC.

August 20, 2003

Dear Shareholder:

RE: Redemption of Great-West Lifeco Inc. Non-Cumulative First Preferred Shares, Series C ("*Series C Preferred Shares*")

Great-West Lifeco Inc. will redeem all of its Series C Preferred Shares on September 30, 2003 at a price of $25.50 per share.

Enclosed are a Notice of Redemption and Letter of Transmittal which set forth the procedure to be followed with respect to the redemption. Also enclosed is a self-addressed return envelope for your convenience.

Yours truly,



W.W. Lovatt
Vice-President, Finance, Canada

Encl.

039.LifecoSeriesC.SHCoverLet.doc

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

A member of the Power Financial Corporation group of companies.

REDEMPTION OF
GREAT-WEST LIFECO INC.
NON-CUMULATIVE FIRST PREFERRED SHARES, SERIES C

LETTER OF TRANSMITTAL

This Letter of Transmittal together with your share certificate(s) should be delivered or sent by registered mail to Computershare Trust Company of Canada at one of its offices indicated on the reverse.

If you wish to receive your cheque, dated September 30, 2003, by mail on or before **September 30, 2003**, this Letter of Transmittal and your share certificate(s) should be received by Computershare Trust Company of Canada by **September 15, 2003.**

If this Letter of Transmittal and your share certificate(s) are hand delivered to Computershare Trust Company of Canada at an office listed on the reverse by **September 22, 2003** with instructions that your cheque should be held for pick-up, it will be ready on **September 30, 2003** at that office.

The undersigned hereby surrenders for redemption the following certificate(s) representing Non-Cumulative First Preferred Shares, Series C (the "Series C Preferred Shares") at the price of $25.50 per share:

Certificate Number	Number of Shares	Name of Registered Holder

DIRECTION TO COMPUTERSHARE TRUST COMPANY OF CANADA

Please forward the cheque for the proceeds of the redemption of the Series C Preferred Shares represented by the above certificate(s) as follows:

Name **(please print)**			
Address			
City	Province	Postal Code	
Telephone (Office) ( )	(Home) ( )	Social Insurance Number	Tax Identification Number

Date: ______________________

____
Signature of Shareholder

INSTRUCTIONS

1. This Letter of Transmittal should be completed and signed and returned together with the appropriate certificate(s) representing the Series C Preferred Shares to Computershare Trust Company of Canada ("Computershare") at any of the following offices listed below. The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail with return receipt requested, properly insured, is recommended.

By Mail

P.O. Box 7021
31 Adelaide St E
Toronto, ON
M5C 3H2
Attention: Corporate Actions

By Hand or by Courier

100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

Western Gas Tower
Suite 600
530 8th Avenue SW
Calgary, AB
T2P 3S8

201 Portage Avenue
Suite 1190
Winnipeg, MB
R3B 3K6

2. Great-West Lifeco Inc. reserves the right, if it so elects, in its absolute discretion to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it.

3. Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

4. Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with a share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", or in some other manner satisfactory to Computershare.

   An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

5. Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, tutor, curator, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of authority to act.

6. Additional copies of the Letter of Transmittal may be obtained from Computershare at any one of its addresses listed above.

7. If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded to Computershare together with a letter stating the loss. Computershare will respond with the replacement requirements, which must be properly completed and returned prior to the mailing or delivery of the redemption proceeds.

8. Any questions should be directed to Computershare at 1-800-564-6253 or by e-mail to caregistryinfo@computershare.com.